EXHIBIT 6

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital within the past sixty days. All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
11/28/2025	Buy	3,507	10.57
12/3/2025	Buy	6,801	10.56
12/12/2025	Buy	26,232	10.66
12/15/2025	Buy	24,924	10.66
12/16/2025	Buy	41,677	10.67